SUBSCRIPTION AGREEMENT BETWEEN PREDEX (THE "FUND") AND THE INVESTOR

LETTER OF INVESTMENT INTENT

To the Board of Trustees of PREDEX:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Effective: March 21, 2013

PREDEX Capital Management, LLC

By: /s/ J. Grayson Sanders

J. Grayson Sanders

Managing Principal